UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SFX Entertainment, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

784178303
(CUSIP Number)

Philip Richter
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784178303	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,494,263
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,494,263
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,494,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 784178303	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Sillerman Investment Company III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,960,263
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,960,263
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,960,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 3 (this “Amendment No.3”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on February 25, 2015 by Robert F.X. Sillerman and Sillerman Investment Company III LLC (“SIC”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of SFX Entertainment, Inc. (the “Company”), as amended by Amendment No. 1 thereto filed on March 5, 2015 and Amendment No. 2 thereto filed on May 27, 2015 (as so amended, the “Statement”) .   Capitalized terms not defined in this Amendment No. 3 have the meaning ascribed to them in the Statement.

ITEM 3.   SOURCE AND AMOUT OF FUNDS OR OTHER CONSIDERATIONS

Item 3 of the Statement is hereby amended and supplemented by adding the following:

On May 29, 2015, Robert F.X. Sillerman issued a press release affirming that his affiliate’s proposed acquisition of the outstanding Common Stock of the Company would be financed on an all-equity basis.  A copy of the press release issued by Mr. Sillerman is filed as Exhibit 99.1 to this Amendment No. 3 and incorporated herein by reference.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Press Release dated May 29, 2015

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 3 is true, complete and correct.

Dated:  May 29, 2015

Robert F. X. Sillerman

By:	/s/ Robert F. X. Sillerman

Sillerman Investment Company III LLC

By:	/s/ Robert F. X. Sillerman

Name:	Robert F. X. Sillerman
Title:	Manager and Sole Member

INDEX TO EXHIBITS

Exhibit Number	Description

Exhibit 99.1	Press Release dated May 29, 2015